FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

February 11, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On February 11, 2003 NovaGold Resources Inc. reported that Placer Dome has elected to increase its interest by 40% in the Donlin Creek Project and to become joint-venture manager. The Donlin Creek Project now advances from an exploration project to a development project. The Project could potentially produce over 1 million ounces of gold per year. The Donlin Joint Venture is on track to complete a new resource estimate and Pre-Feasibility Study in 2003. There is a conference call scheduled for Wednesday 4:30 PM Eastern Time (1:30 PM Pacific).

Item Five - Full Description of Material Change

On February 11, 2003 NovaGold Resources Inc. reported that Placer Dome has elected to increase its interest by 40% in the Donlin Creek Project and to become joint-venture manager. The Donlin Creek Project now advances from an exploration project to a development project. The Project could potentially produce over 1 million ounces of gold per year. The Donlin Joint Venture is on track to complete a new resource estimate and Pre-Feasibility Study in 2003. There is a conference call scheduled for Wednesday 4:30 PM Eastern Time (1:30 PM Pacific).

Donlin Creek Becomes A Priority Development Project for Placer Dome

Placer Dome has elected to earn an additional 40% interest, for a total of a 70%, in the Donlin Creek project from NovaGold by spending a minimum of US$30 million toward project development, completing a project Feasibility Study, and making a decision to construct a mine that produces not less than 600,000 ounces of gold per year, within 5 years of the effective date of the option on November 13, 2002.

Under this option Placer Dome would not earn any incremental interest in the project above their current 30% level until all of the above conditions are met within the 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the US$30 million and at NovaGold’s election Placer Dome would help NovaGold arrange financing for NovaGold’s share of the construction costs. Under the agreement NovaGold would maintain an independent hedging policy.

As a priority development project for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a construction decision within the next 5 years. Placer Dome is currently looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce over 1 million ounces of gold per year. NovaGold’s annual share of this gold production would likely range from 300,000 to 400,000 ounces of gold per year.

The Donlin Joint Venture is on track to complete a new comprehensive resource estimate and to develop plans to address the project’s infrastructure needs as part of the Pre-Feasibility study currently underway. Both the resource estimate and the on-going Pre-Feasibility Study are being conducted by AMEC E&C Services Limited, an independent engineering services company.

NovaGold completed its 70% earn-in in just 16 months after signing the final agreements with Placer Dome. NovaGold's accelerated exploration program expanded the Measured and Indicated Category Resources to 9.9 million ounces grading 3.0 g/t with an additional Inferred Category Resource of 17.9 million ounces grading 3.0 g/t using a 1.5 g/t cut-off grade. NovaGold earned its 70% interest in the Donlin Creek Project with the underlying property owners Calista Corporation and the Kuskokwim Corporation by investing US$10 million in exploration.

With the election by Placer Dome to become joint-venture manager, NovaGold will be reimbursed its 70% share of the US$3.0 expenditures on the Donlin Creek Project that were jointly funded during the decision period subsequent to its November 13, 2002 earn-in.

Conference Call Scheduled for Wednesday February 12th

A conference call and webcast to review the contents of this announcement will be held on February 12th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until February 19th, 2003 by calling 416-695-9728 or 1-888-509-0082. The webcast link will also be archived on the NovaGold website.

NovaGold to Accelerate Development of Its Nome Projects

With Placer Dome advancing the Donlin Creek Project toward production, NovaGold is looking to acquire other advanced stage development or producing assets. With its strong balance sheet NovaGold is also accelerating the development of its multi-million-ounce Nome Gold and Rock Creek projects in Nome, Alaska. Comprehensive independent Preliminary Economic Assessment Studies and new updated Resource Estimates are being completed on both projects. These studies will further refine the economic operating parameters for the deposits and define the scope of work for additional exploration and engineering studies to be initiated as part of the pre-feasibility work to begin in 2003.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 12th day of February, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Placer Dome To Increase Stake
By Advancing Donlin To Construction Decision

February 11th, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  Placer Dome has elected to increase its interest by 40% in the Donlin Creek Project and to become joint-venture manager.
  The Donlin Creek Project now advances from an exploration project to a development project.
  The Project could potentially produce over 1 million ounces of gold per year.
  Donlin Joint Venture on track to complete a new resource estimate and Pre-Feasibility Study in 2003.
  Conference Call scheduled for Wednesday 4:30 PM Eastern Time (1:30 PM Pacific).

Donlin Creek Becomes A Priority Development Project for Placer Dome

Placer Dome has elected to earn an additional 40% interest, for a total of a 70%, in the Donlin Creek project from NovaGold by spending a minimum of US$30 million toward project development, completing a project Feasibility Study, and making a decision to construct a mine that produces not less than 600,000 ounces of gold per year, within 5 years of the effective date of the option on November 13, 2002.

Under this option Placer Dome would not earn any incremental interest in the project above their current 30% level until all of the above conditions are met within the 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the US$30 million and at NovaGold’s election Placer Dome would help NovaGold arrange financing for NovaGold’s share of the construction costs. Under the agreement NovaGold would maintain an independent hedging policy.

As a priority development project for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a construction decision within the next 5 years. Placer Dome is currently looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce over 1 million ounces of gold per year. NovaGold’s annual share of this gold production would likely range from 300,000 to 400,000 ounces of gold per year. The Donlin Joint Venture is on track to complete a new comprehensive resource estimate and to develop plans to address the project’s infrastructure needs as part of the Pre-Feasibility study currently underway. Both the resource estimate and the on-going Pre-Feasibility Study are being conducted by AMEC E&C Services Limited, an independent engineering services company. “This is great news for the project, for the Calista and Kuskokwim Native Corporations, and for the State of Alaska. Placer Dome’s decision endorses our view that the project has transitioned from advanced exploration to development,” says Rick Van Nieuwenhuyse, President and CEO of NovaGold Resources Inc. “We are very pleased that Placer has shown their support for the project and believe they will be an excellent partner to develop the project into potentially one of the largest gold mines in the world.”

NovaGold completed its 70% earn-in in just 16 months after signing the final agreements with Placer Dome. NovaGold's accelerated exploration program expanded the Measured and Indicated Category Resources to 9.9 million ounces grading 3.0 g/t with an additional Inferred Category Resource of 17.9 million ounces grading 3.0 g/t using a 1.5 g/t cut-off grade. NovaGold earned its 70% interest in the Donlin Creek Project with the underlying property owners Calista Corporation and the Kuskokwim Corporation by investing US$10 million in exploration.

With the election by Placer Dome to become joint-venture manager, NovaGold will be reimbursed its 70% share of the US$3.0 expenditures on the Donlin Creek Project that were jointly funded during the decision period subsequent to its November 13, 2002 earn-in.

Conference Call Scheduled for Wednesday February 12th

A conference call and webcast to review the contents of this announcement will be held on February 12th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net The call will also be available for replay until February 19th, 2003 by calling 416-695-9728 or 1-888-509-0082. The webcast link will also be archived on the NovaGold website.

NovaGold to Accelerate Development of Its Nome Projects

With Placer Dome advancing the Donlin Creek Project toward production, NovaGold is looking to acquire other advanced stage development or producing assets. With its strong balance sheet NovaGold is also accelerating the development of its multi-million-ounce Nome Gold and Rock Creek projects in Nome, Alaska. Comprehensive independent Preliminary Economic Assessment Studies and new updated Resource Estimates are being completed on both projects. These studies will further refine the economic operating parameters for the deposits and define the scope of work for additional exploration and engineering studies to be initiated as part of the pre-feasibility work to begin in 2003.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President and CFO
Vancouver, B.C., Canada
(604) 669-6227
E-mail: Don.MacDonald@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net